MILBANK, TWEED, HADLEY & MGCLOY LLP

1 CHASE MANHATTAN PLAZA

LOS A.NGELES	NEW YORK, N.Y. 10005-1413	BEIJING
213-892-4000		8610-5969-2700
FAX: 213-629-5063		FAX: 8610-5969-2707
212-530-5000
WASHINGTON, D.C.		HONG KONG
FAX:212-530-5219
202-835-7500		852-2971-4888
FAX: 202-835-7586		FAX: 852-2840-0792

LONDON		SINGAPORE
44-20-7615-3000		65-6428-2400
FAX:44-20-7615-3100		FAX:65-6428-2500

FRANKFURT		TOKYO
49-69-7 1914-3400		813-5410-2801
FAX:49-69-71914-3500		FAX:813-5410-2891

MUNICH		São PAULO
49-89-25559-3600		55-11-3927-7700
FAX: 49-89-25559-3700		FAX: 55-11-3927-7777

August 14, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Tia L. Jenkins

                  Senior Assistant Chief Accountant

Re:       United Breweries Company, Inc.
Form 20-F for the fiscal year ended December 31, 2011

File No. 001-14906

On behalf of United Breweries Company, Inc. (Compañía Cervecerías Unidas S.A., or the “Company”), we are filing electronically on EDGAR for review by the Staff of the Securities and Exchange Commission (the “SEC”), the Company’s responses to the comments of the SEC’s Staff relating to portions of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-14906) (the “Form 20-F”) contained in your letter to the Company dated August 1, 2012 (the “Comment Letter”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

 All references in the Company’s response to pages and captioned sections are to the Form 20-F as originally filed. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Form 20-F.

Form 20-F for the Year Ended December 31, 2011

1.   We note your use of EBIT and EBITDA in various sections of your Form 20-F. Please address the following:

•         We note your definitions and use of EBIT and EBITDA on pages 77, F-41, F-76, F-79 – 81 do not appear consistent with Item 10(e) of Regulation S-K. As such, these measures should not be labeled as EBIT and EBITDA. Please confirm in future filings you will revise to rename these measures to clearly distinguish them from EBIT and EBITDA (e.g. Adjusted EBIT, Adjusted EBITDA). Also refer to Question 103.01 of Non-GAAP Financial Measures Compliance and Disclosure Interpretation.

The Staff’s comment is duly noted.  The Company confirms that it will no longer use EBIT and EBITDA in future filings except in a manner consistent with Item 10(e) of Regulation S-K.

In future filings, the financial figure currently labeled “EBIT” will be labeled “Operating Results,” which is the total of the following IFRS performance measures: Earnings before Other Gains (Losses), Net Financial Expenses, Equity and Income of Joint Venture, Foreign Currency Exchange Differences, Results as per Adjustment Units, and Income Taxes. Consistent with paragraph 85 of IAS 1, a subtotal may be part of a company’s income statement if such subtotal is relevant to an understanding of the company’s financial performance.

With respect to pages 77, F-76 and F-79-81, in which EBITDA is referenced in connection with certain financial covenants, moving forward the Company will rename this measure “Adjusted EBITDA” to clearly distinguish it from EBITDA. The Company will also include a footnote to clarify that Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants.

•         Please reconcile for us your definitions of EBIT and EBITDA in Note 2.3 on page F-18 with those in Note 7 on page F-41.

The Staff’s comment is duly noted.  As discussed above, the Company confirms that it will no longer use EBIT and EBITDA in future filings except in a manner consistent with Item 10(e) of Regulation S-K.  As requested by the Staff, the following table presents the reconciliation between the EBIT and EBITDA definitions disclosed in Note 2.3, page F-18 and the EBIT and EBITDA definitions disclosed in Note 7, page F-41.

For the Year Ended December 31, 2011
ThCh$
EBIT / EBITDA (Note 2.3, page F-18)		187,026,619	234,808,624
OTHER GAINS (LOSSES)	Minus	3,010,058	3,010,058
EQUITY AND INCOME IN JOINT VENTURE	Minus	1,069,311	1,069,311
FOREIGN CURRENCY EXCHANGE DIFFERENCES	Minus	(1,078,604)	(1,078,604)
RESULTS AS PER ADJUSTMENT UNITS	Minus	(6,734,379)	(6,734,379)
EBIT / EBITDA (Note 7, page F-41)		190,760,233	238,542,238

NET INCOME		134,802,201	134,802,201
NET FINANCIAL EXPENSES	Plus	7,334,062	7,334,062
INCOME TAXES	Plus	44,890,356	44,890,356
DEPRECIATION AND AMORTIZATION	Plus		47,782,005
EBIT / EBITDA (Note 2.3, page F-18)		187,026,619	234,808,624

For the Year Ended December 31, 2010
ThCh$
EBIT / EBITDA (Note 2.3, page F-18)		155,880,420	201,081,239
OTHER GAINS (LOSSES)	Minus	(654,683)	(654,683)
EQUITY AND INCOME IN JOINT VENTURE	Minus	966,122	966,122
FOREIGN CURRENCY EXCHANGE DIFFERENCES	Minus	(1,400,700)	(1,400,700)
RESULTS AS PER ADJUSTMENT UNITS	Minus	(5,079,737)	(5,079,737)
EBIT / EBITDA (Note 7, page F-41)		162,049,418	207,250,237

NET INCOME		119,936,670	119,936,670
NET FINANCIAL EXPENSES	Plus	8,287,701	8,287,701
INCOME TAXES	Plus	27,656,049	27,656,049
DEPRECIATION AND AMORTIZATION	Plus		45,200,819
EBIT / EBITDA (Note 2.3, page F-18)		155,880,420	201,081,239

•         Your presentation of EBIT appears to be a non-IFRS performance measure. Please confirm in future filings you will reconcile such measure to the most directly comparable IFRS measure and provide disclosures required by Item 10(e) of Regulation S-K. Please provide us with a draft of your planned disclosures.

The Staff’s comment is duly noted.  Please see the Company’s response to the first bullet point above. In future filings, the financial figure currently labeled “EBIT” will be labeled “Operating Results” and therefore no reconciliation will be necessary.

The revised disclosure which will be included in all future filings is provided below:

a)      2.3 Financial information as per operating segments

The Company’s operating segments are formed by the assets and resources intended to supply products that are subject to risks and benefits different from those of other operating segments, and that normally correspond to subsidiaries that develop such business activities and which Operating Results are regularly reviewed by its respective Board of Directors of the respective subsidiaries and by the Board of Directors, in order to make decisions on the resources to be allotted to the segments and to appraise their performance (See Note 7).

The segments’ performance is appraised according to several indicators, of which Operating Results, Operating Results before Depreciation and Amortization (ORBDA), ORBDA Margin ( ORBDA´s % as compared to total income), the volume and Sales Income are the most important. Sales between segments are carried out at arm’s length and the net sales information as per geographical location is based on the producing and selling entity location.

b)      Note 7 Financial Information as per operating segments

The Company respectfully refers the Staff to Annex 1, which presents a sample of the revised disclosure to be included in Note 7.

•         Please confirm in future filings you will revise to remove the prominent presentation of the non-IFRS measure EBIT in your selected financial data on page 3.

The Staff’s comment is duly noted.  The Company confirms that in future filings it will remove the non-IFRS measure EBIT from the presentation of selected financial data under Item 3 of Form 20-F. In future filings, the Company will instead use “Operating Results.”

*          *          *          *          *

We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding our response. If you have any additional questions or comments regarding the responses in this letter, please contact Ricardo Reyes at 56 (2) 427-3400 or Marcelo Mottesi of Milbank, Tweed, Hadley & McCloy LLP, at (212) 530-5602, the Company’s U.S. counsel.

Sincerely yours,

                                                                        __/s/ Marcelo Mottesi___

                                                                        Marcelo Mottesi

Copy:  Ricardo Reyes, CFO, Compañía Cervecerías Unidas S.A.

Felipe Arancibia, Compañía Cervecerías Unidas S.A.

Renzo Corona, PricewaterhouseCoopers

August 14, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Tia L. Jenkins

                  Senior Assistant Chief Accountant

                        Re:   United Breweries Company, Inc.

                                Form 20-F for the Year Ended December 31, 2011

                                File No. 001-14906

Dear Ms. Jenkins:

In connection with responding to the comment letter dated August 1, 2012 from the staff of the Securities and Exchange Commission (the “Commission”) related to United Breweries Company, Inc.’s (Compañía Cervecerías Unidas S.A., or “CCU”) Form 20-F for the year ended December 31, 2011, CCU acknowledges that:

•         CCU is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         CCU may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

__/s/ Ricardo Reyes_________

                                                                                    Ricardo Reyes

Chief Financial Officer

Compañía Cervecerías Unidas S.A.

Annex 1

Note 7 Financial Information as per operating segments

The Company’s operations are presented in six operating segments. The corporate expense is presented separately. The accounting policies used for each segment are the same as those used in the Consolidated Financial Statements described in Note 2.3.

Segment	Operations included in the segments
Beer Chile	Cervecera CCU Chile Ltda. and Compañía Cervecera Kunstmann S.A.
Beer Argentina	CCU Argentina S.A.
Non alcoholic	Embotelladoras Chilenas Unidas S.A. , Aguas CCU-Nestlé Chile S.A. and Vending CCU Ltda.
Wine	Viña San Pedro Tarapacá S.A.
Spirits	Compañía Pisquera de Chile S.A.
Others(*)	UES, UAC and Cider.

(*) UES: Strategic Service Units:: Transportes CCU Limitada, Comercial CCU S.A. and Fábrica de Envases Plásticos S.A.
UAC: Corporate Support Units located in the Parent Company.
Cider: It corresponds to the result of the period of the business of cider.
In addition this segment presents the elimination of transactions between segments.

The Company’s operations are carried out in Chile and Argentina, the latter includes exclusively segments of beers and wines. The rest of the segments operate only in Chile. For the specific case of Cider, whose operations are carried out in Argentina, this is included in the Other segment.

The Company does not have clients representing more than 10% of consolidated revenues.

The segment’s evaluations are made based on Operating Results and ORBDA (Operating Results before Depreciation and Amortization) levels. For this purpose, the Consolidated Statement of Income information showing such information by segment is included below:

Information as per operating segments for the year ended as of December 31, 2011 and 2010:

	Beer Chile		Beer Argentina	Non alcoholic		Wines		Spirits		Others		Total
	2011	2010	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
Sales revenue external customers	309,286,574	283,448,500	151,951,892	243,329,756	218,841,014	132,933,733	125,789,685	49,360,939	40,596,038	21,740,476	-	951,105,073	820,627,129
Other income	3,208,076	2,924,908	2,227,059	1,226,330	1,152,031	5,390,734	6,483,603	492,143	1,183,682	4,488,202	3,659,915	18,445,598	17,631,198
Sales revenue between segments	521,953	1,607,870	2,184,291	3,953,248	3,482,580	23,820	19,228	1,082,518	1,437,904	(5,668,914)	(8,731,873)	-	-
Net sales	313,016,603	287,981,278	156,363,242	248,509,334	223,475,625	138,348,287	132,292,516	50,935,600	43,217,624	20,559,764	(5,071,958)	969,550,671	838,258,327
Cost of Sales	(122,416,520)	(113,816,292)	(66,542,994)	(126,414,761)	(108,665,906)	(89,849,938)	(83,875,956)	(29,153,030)	(22,621,716)	(5,127,999)	11,709,998	(450,563,274)	(383,812,866)
Gross Margin	190,600,083	174,164,986	89,820,248	122,094,573	114,809,719	48,498,349	48,416,560	21,782,570	20,595,908	15,431,765	6,638,040	518,987,397	454,445,461
Distribution costs, administrative and other expenses by function	(97,195,786)	(89,203,343)	(68,006,318)	(88,053,382)	(82,744,870)	(40,241,921)	(38,371,656)	(15,591,794)	(14,368,401)	(11,991,456)	(7,964,195)	(348,362,951)	(300,658,783)
Other operating income (expenses)	678,693	332,914	214,423	1,041,356	299,155	2,165,898	210,669	192,244	181,860	3,314,260	232,786	7,230,413	1,471,807
Operational Results before exceptional items (EI)	94,082,990	85,294,557	22,028,353	35,082,547	32,364,004	10,422,326	10,255,573	6,383,020	6,409,367	6,754,569	(1,093,369)	177,854,859	155,258,485
Exceptional items (EI) (3)	5,328,789	-	-	1,235,685	-	6,467,220	-	307,071	-	(433,391)	6,790,933	12,905,374	6,790,933
Operating Results (1)	99,411,779	85,294,557	22,028,353	36,318,232	32,364,004	16,889,546	10,255,573	6,690,091	6,409,367	6,321,178	5,697,564	190,760,233	162,049,418
Other gains (losses)	-	-	-	-	-	-	-	-	-	-	-	3,010,058	(654,683)
Net financial expense	-	-	-	-	-	-	-	-	-	-	-	(7,334,062)	(8,287,701)
Equity and income of joint venture	-	-	-	-	-	-	-	-	-	-	-	1,069,311	966,122
Foreign currency exchange differences	-	-	-	-	-	-	-	-	-	-	-	(1,078,604)	(1,400,700)
Results as per adjustment units	-	-	-	-	-	-	-	-	-	-	-	(6,734,379)	(5,079,737)
Income before taxes	-	-	-	-	-	-	-	-	-	-	-	179,692,557	147,592,719
Income taxes	-	-	-	-	-	-	-	-	-	-	-	(44,890,356)	(27,656,049)
Income of year	-	-	-	-	-	-	-	-	-	-	-	134,802,201	119,936,670
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	12,050,607	9,237,155
Net income attributable to equity holders of the parent	-	-	-	-	-	-	-	-	-	-	-	122,751,594	110,699,515
Depreciation and amortization	16,165,010	15,746,565	4,850,511	10,427,300	9,617,800	6,418,774	6,471,661	1,877,002	1,671,960	7,543,793	6,842,322	47,782,005	45,200,819
Operating Results before depreciation and amortization before EI (ORBDA) (2)	110,248,000	101,041,122	26,878,864	45,509,847	41,981,804	16,841,100	16,727,234	8,260,022	8,081,327	14,298,362	5,748,953	225,636,864	200,459,304
Operating Results before depreciation and amortization (ORBDA)(2)	115,576,789	101,041,122	26,878,864	46,745,532	41,981,804	23,308,320	16,727,234	8,567,093	8,081,327	13,864,971	12,539,886	238,542,238	207,250,237

(1)Operating Results (For management purposes we have defined as earnings before other gains (losses), net financial expenses, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(2) Operation Results plus depreciation and amortization.

(3) The Company has considered this result as a Exceptional items (EI) related to earthquake insurance compensation for an amount of ThCh$ 13,289,481 (Note 12) and restructuring charges of cider business in Argentina for an amount of ThCh$ 384,107, both figures for the year 2011 and ThCh$ 6,790,933 for the year 2010, related to the sale of land in Perú (Note 13).